SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 22, 2021

Confidential

Mr. Dietrich King

Ms. Taylor Beech

Ms. Linda Cvrkel

Mr. Stephen Kim

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Global Online Education Inc. (CIK No. 0001838937)

Response to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on March 22, 2021

Dear Mr. King, Ms. Beech, Ms. Cvrkel and Mr. Kim:

On behalf of our client, Global Online Education Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 16, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 22, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

April 22, 2021

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 submitted March 22, 2021

Cover Page

1.	We note your disclosure on pages 8 and 66 that you will be a controlled company following the completion of the offering. Please include similar disclosure on the cover page of your prospectus.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page of the Revised Draft Registration Statement.

Prospectus Summary, page 1

2.

Please add disclosure regarding your dual class capital structure, the disparate voting rights of your Class B and Class A ordinary shares, and the percent of the voting power the holder of Class B ordinary shares will control upon completion of the offering.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 8 of the Revised Draft Registration Statement.

Who We Are, page 1

3.

We note your disclosure in the second paragraph of this section that “[t]he effectiveness of our tutoring services is demonstrated by the strong track record of significant academic improvement and the outstanding performance of our students.” Please disclose how you measure academic improvement and student performance and disclose your results. Please make conforming revisions to the business section.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1 and 113 of the Revised Draft Registration Statement.

Securities and Exchange Commission

April 22, 2021

Management’s Discussion and Analysis and Results of Operations

Specific Factors Affecting Our Results of Operations, page 87

4.

We note your disclosure that you generally raise your standard tuition fees every six months for one-on-one courses, that you had one of the highest tuition fee levels for one-on-one online tutoring courses in China in 2020, that your net revenues increased in 2020 in part due to an increase in tuition fees, and that one of the key drivers of China’s online education market is affordable pricing. Please clarify whether you expect to be able to, and intend to, continue raising tuition fees in this manner and at a similar rate in the future.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 87 and 132 of the Revised Draft Registration Statement.

Impact of COVID-19, page 88

5.

Please include a specific discussion of the costs the business incurred and any other negative impacts on the company as a result of the COVID-19 pandemic. In addition, we note your disclosure elsewhere in your filing that due to the accelerated adoption of online education during the COVID-19 pandemic, the penetration rate for online K-12 one-on-one after-school tutoring services increased significantly from 10.6% in 2019 to 15.5% in 2020. Please include a discussion of whether you expect the growth in online after-school tutoring services to continue after the COVID-19 pandemic subsides. Refer to Item 5.D. of Form 20-F and CF Disclosure Guidance Topic No. 9.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 34 and 88 of the Revised Draft Registration Statement.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Cost of Revenues, page 93

6.

Please revise to quantify factors to which changes are attributed. For example, you disclose that the increase in teacher compensation costs was mainly due to the increase in number of class hours delivered by your teachers and that the increase in other costs is attributable to the technology service fees but do not quantify those impacts. In addition, we note from your disclosure on page 89 that your teacher compensation costs include base salaries and additional compensation calculated based on hourly rates and the total number of class hours delivered. Please consider whether quantification of material components of teacher compensation would facilitate investors’ understanding of your results.

Securities and Exchange Commission

April 22, 2021

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 94 of the Revised Draft Registration Statement.

Industry

China’s Online K-12 After-School Tutoring Market, page 105

7.

Please clarify whether the focus of the after-school tutoring market is remedial (i.e., helping students who are struggling academically), enrichment (i.e., helping students who are already succeeding academically do even better), or a combination of the two. In doing so, please address whether there are any meaningful differences between these student populations with respect to the provision of your services (e.g., in the skillset of the type of teacher required, in the costs associated with delivering services, in the success rate). Finally, to provide context for your market opportunity, please describe the condition and effectiveness of the public education systems in the markets in which you operate.

The Company respectively submits that the K-12 after-school tutoring services in China focuses on providing education services to help all kinds of students to achieve academic excellence, not only for students who are struggling academically but also for students who are already succeeding academically and want to do even better. There is no meaningful difference between remedial or enrichment student populations with respect to the provision of the Company’s services as students determine their study plans with the Company based on the subjects and /or topics they want to improve. To deliver an effective and personalized learning experience, the Company recommends suitable teachers to students based on various factors, including their teaching aptitudes, feedback and ratings from students, students’ characteristics and learning objectives. The variations in teacher costs are based on the grade of the courses and the teacher’s performance.

The public education system in China focuses on teaching following the local curriculums and the education services provided in public schools are to serve students’ fundamental education needs. The class size of public schools usually ranges from 35 to 55 students per class, and students may not enjoy personalized education services that address their needs. At the same time, K-12 students in China face strong competition in standard high-school and college entrance examinations and strive to perform well in these exams to increase their chances to be admitted to high-quality high schools and colleges. The admission rate into high-quality high schools and colleges varies across different public schools. K-12 after-school tutoring services aim at improving students’ academic performance to increase their chances to be admitted to high-quality high schools and colleges. Given the competitiveness of these exams, the ability to provide tutoring services tailored to each student help them achieve better academic results effectively. According to Frost & Sullivan, one-on-one after school tutoring services is generally considered a high efficacy learning model.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 106 of the Revised Draft Registration Statement.

Securities and Exchange Commission

April 22, 2021

Business

Who We Are, page 112

8.	Please provide support for the statement that you are “a leading online education company in China.”

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1, 86, and 113 of the Revised Draft Registration Statement.

Our People, page 135

9.

We note the number of your full-time employees has decreased from 24,829 as of December 31, 2019 to 21,839 as of December 31, 2020. Considering the significant decrease, please provide the breakdown of your full-time employees by function as of December 31, 2019. Refer to Item 4(a) of Form F-1 and Item 6.D of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 136 of the Revised Draft Registration Statement.

10.	Please include a summary of the material terms of the agreements with your third-party service providers that supply your teaching staff.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 136 of the Revised Draft Registration Statement.

Intellectual Property, page 136

11.	You refer to your patents on pages 24 and 148 but do not include a discussion of any patents in this section. Please reconcile this disclosure.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 137 of the Revised Draft Registration Statement.

Management

Compensation of Directors and Executive Officers, page 160

12.

As this disclosure relates to the 2020 compensation of an executive officer, rather than the beneficial ownership of such officer required under Item 6.E. of Form 20-F, please include the number and exercise price of the stock options granted to Mr. Ng in 2020. Refer to Item 6.B. of Form 20-F.

Securities and Exchange Commission

April 22, 2021

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 164 of the Revised Draft Registration Statement.

Description of Share Capital, page 167

13.	Please include a description of the exclusive forum provision that will be contained in your Eighth Amended and Restated Memorandum and Articles of Association.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 173 of the Revised Draft Registration Statement.

Description of American Depositary Shares

Governing Law, page 189

14.

We note your disclosure that any action arising out of the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the United States, yet your risk factors on page 60 indicate there will be an exclusive forum provision in the deposit agreement designating the United States District Court for the Southern District of New York as the exclusive forum within the U.S. Please reconcile this disclosure and specifically state that the provision will apply to claims arising under the Securities Act and Exchange Act in this section. We also note your risk factor disclosure on page 63 that ADS holders will waive the right to a jury trial of any claim arising out of the shares, ADSs or the deposit agreement, including under the federal securities laws, and that the depositary may require a claim to be submitted to arbitration. Please include a discussion of these provisions in this discussion of the deposit agreement.

In response to the Staff’s comment, the Company has revised page 192 of the Revised Draft Registration Statement to include a discussion of the referenced disclosure. The Company will further revise the referenced disclosure, as necessary, on a supplemental basis, once the deposit agreement is finalized.

Global Online Education Inc. Financial Statements

Notes to Consolidated Financial Statements for the years ended December 31, 2019 and 2019

Summary of Significant Accounting Policies

Fair Value, page F-17

15.	For your short-term investments, please revise to describe, in sufficient details, the valuation technique(s) used in the fair value measurement. Refer to ASC 820-10-50-2(bbb).

Securities and Exchange Commission

April 22, 2021

The Company respectfully advises the Staff that short-term investments consisted of (1) Dual Currency Notes (DCN) and Precious Metal Linked Notes (PMLN) recorded at fair value according to fair value option under ASC825, and (2) wealth management products accounted for as held-to-maturity investments. In response to the Staff’s comment, the Company has revised the disclosure on page F-16 and F-18 of the Revised Draft Registration Statement to clarify the valuation techniques used in the fair value measurements for DCN and PLMN, and wealth management products, respectively.

Revenue Recognition, page F-19

16.

For tuition fees collected under the installment tuition payment option, we note that third-party credit providers remit the total amount of tuition fees after the student’s enrollment and charge you a service fee. Please expand your disclosure to include this information and explain how you account for the service fee charged by the third-party credit providers.

The Company respectfully advises the Staff that the service fee charged by the third-party credit providers are borrowing costs that the Company incurs on behalf of the borrowing students, which are in substance a discount to tuition fees and recorded as a deduction of revenue. In response to the Staff’s comment, the Company has further clarified the accounting policy disclosed on page F-20 of the Revised Draft Registration Statement.

10. Net Loss Per Share, page F-35

17.

Please revise Note 10. to disclose the number of outstanding options and convertible preferred shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for the periods presented because to do so would be anti-dilutive. Refer to the guidance in ASC 260-10- 50-1c.

In response to the Staff’s comment, the Company has revised the disclosures in Note 10. to include the number of outstanding options and convertible preferred shares that were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods presented.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Charlotte Lu, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141 1801 or via email at chalu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Yi Zhang, Chief Executive Officer, Global Online Education Inc.

Ricky Kwok Yin Ng, Chief Financial Officer, Global Online Education Inc.

Li He, Esq., Partner, Davis Polk & Wardwell LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP